[redacted]

SE(08032776)MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

SEC FILE NUMBER
8-10999

FACING PAGE

NOV 20 2008

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Washington, DC 105

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Raymond James & Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

880 Carillon Parkway
(No. and Street)

St. Petersburg	**Florida**	**33716**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard B. Franz, II **727-567-1000**
(Area Code . Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name - *if individual, state last, first, middle name*)

100 North Tampa Street	**Suite 1700**	**Tampa**	**Florida**	**33602**
(Address)		(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAYMOND JAMES

November 24, 2008

Gentlemen:

We, the undersigned, officers of Raymond James & Associates, Inc., have caused an audit to be made in accordance with the prescribed regulations and have arranged for the preparation of the Annual Consolidated Financial Statements and supplementary schedules.

Pursuant to Rule 418.15 we have made available to our members and allied members, the Consolidated Financial Statements and Computation of Net Capital for the fiscal year ended September 30, 2008.

OATH OR AFFIRMATION

We, Thomas A. James and Richard B. Franz II, officers of Raymond James & Associates, Inc., affirm to the best of our knowledge and belief, that the accompanying financial statements and supporting schedules pertaining to the firm of Raymond James & Associates, Inc., as of September 30, 2008, are true and correct. We further affirm that neither the company nor any principal officer nor director has any proprietary interest in any account classified solely as that of a customer.

Thomas A. James
Chief Executive Officer

Richard B. Franz II
Principal Financial Officer

State of Florida
County of Pinellas

Before me personally appeared Thomas A. James and Richard B. Franz II, to me well known and known to me to be the persons described in and who executed the foregoing instrument, and acknowledged to me and before me, that Thomas A. James and Richard B. Franz II executed said instrument for the purposes therein expressed.

WITNESS, my hand and official seal this 24th day of November, A.D., 2008.

Karen B. Wachtel
Notary Public
State of Florida at Large

My commission expires:

KAREN B. WACHTEL
Notary Public, State of Florida
My comm. exp. Feb. 21, 2009
Comm. No. DD 398540

RAYMOND JAMES &ASSOCIATES INC. AND SUBSIDIARIES.
(a wholly-owned subsidiary of Raymond James Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2008

SUMMARY OF CONTENTS

Consolidated Statement

of

Financial Condition

September 30, 2008

RAYMOND JAMES®

& ASSOCIATES, INC.

Member New York Stock Exchange/SIPC

International Headquarters:

The Raymond James Financial Center

880 Carillon Parkway, St. Petersburg, FL 33716

727-567-1000 • www.RaymondJames.com

Committed to your financial future.

A wholly-owned subsidiary of Raymond James Financial, Inc. (NYSE-RJF)

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report

The Board of Directors
Raymond James & Associates, Inc.:

We have audited the accompanying consolidated statement of financial condition of Raymond James & Associates, Inc. and subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company) as of September 30, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Raymond James & Associates, Inc. and subsidiaries as of September 30, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 24, 2008
Certified Public Accountants

Raymond James & Associates, Inc.
and Subsidiaries

(a wholly-owned subsidiary of Raymond James Financial, Inc.)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

(in thousands, except share and par amounts)

SEPTEMBER 30, 2008

ASSETS

Cash and cash equivalents	$ 253,533
Assets segregated pursuant to federal regulations:	
Cash and cash equivalents	4,052,554
Securities purchased under agreements to resell	77,721
Receivables:	
Brokerage clients, net	1,568,955
Securities borrowed	663,947
Brokers, dealers and clearing organizations	153,681
Other	250,094
Deposits with clearing organizations	80,380
Securities owned, at fair value	240,323
Deferred income taxes, net	13,551
Property and equipment, net	157,360
Prepaid expenses and other assets	21,526
	$ 7,533,625

LIABILITIES AND STOCKHOLDER'S EQUITY

Loans payable	$ 62,224
Payables:	
Brokerage clients	5,159,449
Securities loaned	692,345
Brokers, dealers and clearing organizations	222,358
Payables to affiliates	134,016
Income taxes payable	29,755
Trading account securities sold, not yet purchased, at fair value	101,641
Securities sold under agreements to repurchase	122,728
Accrued compensation, commissions and benefits	171,201
Accrued expenses and other liabilities	66,797
	6,762,514
Stockholder's equity:	
5% non-voting cumulative preferred stock - convertible into one share of common stock; $2 par value; authorized 200,000 shares; issued and outstanding 100,000 shares	200
Common stock - $.10 par value; authorized 4,000,000 shares; issued and outstanding 1,083,500 shares	108
Additional paid-in capital	140,329
Retained earnings	630,624
Accumulated other comprehensive income	(150)
	771,111
	$ 7,533,625

NOTES TO CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS:

Raymond James & Associates, Inc. (the "Company") is a Florida corporation and a wholly-owned subsidiary of Raymond James Financial, Inc. ("RJF" or the "Parent"). The Company is a full service broker-dealer engaged in most aspects of securities distribution and investment banking. The Company also offers financial planning services for individuals and provides clearing services for Raymond James Financial Services, Inc. ("RJFS", a wholly-owned subsidiary of RJF), other affiliated entities and unaffiliated broker-dealers. The Company is a member of the New York Stock Exchange, National Association of Securities Dealers Automated Quotations, American Stock Exchange, Philadelphia Stock Exchange, Boston Stock Exchange, Chicago Board Options Exchange and Chicago Stock Exchange. It is also a member of the Securities Industry Association, Financial Industry Regulatory Authority, National Futures Association and Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of presentation

The Company conforms to its Parent's fiscal year end of September 30th. The accompanying Consolidated Statement of Financial Condition includes the accounts of the Company and its wholly-owned subsidiaries, Planning Corporation of America ("PCA"), a general insurance agency representing a number of insurance companies; and Raymond James Geneva S.A. ("RJG") and Raymond James Euro Support Ltd. ("RJES"), financial services firms based in Geneva, Switzerland. All significant intercompany balances and transactions have been eliminated in consolidation.

The Consolidated Statement of Financial Condition is prepared in conformity with U.S generally accepted accounting principles, the more significant of which are summarized below.

Securities transactions

Securities transactions are recorded on a trade date basis. Marketable securities are valued at market value, and securities which are not readily marketable are carried at estimated fair value as determined by management. When available, the Company uses prices from independent sources such as listed market prices, or broker or dealer price quotations to derive the fair value of the instruments. For investments in illiquid securities that do not have readily determinable fair values, the Company uses estimated fair values. Estimated fair values are determined by management based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions and market values of underlying securities.

Cash and cash equivalents

Cash equivalents are highly liquid investments, consisting mainly of money market demand accounts, with original maturities of 90 days or less.

Assets segregated pursuant to federal regulations

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, the Company, as a broker-dealer carrying client accounts, is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefit of its clients. Segregated assets at September 30, 2008 consist of cash and cash equivalents.

Securities purchased under agreements to resell

The Company invests in short-term securities purchased under agreements to resell (reverse repurchase agreements). Transactions involving reverse repurchase agreements are accounted for as collateralized financings. These transactions are carried at contractual amounts plus accrued interest. Reverse repurchase agreements generally require the Company to deposit cash with the counterparty. The Company monitors the market value of securities bought and sold on a daily basis, with additional collateral obtained or refunded as necessary. It is the Company's policy to obtain possession and control of securities purchased under resale agreements. The net fair value of securities purchased under resale agreements approximates their carrying value; as such, financial instruments are predominantly short-term in nature. The Company monitors the risk of loss by assessing the market value of the underlying securities as compared to the related receivable or payable, including accrued interest, and requests additional collateral where deemed appropriate. At September 30, 2008, there were no agreements with any individual counterparties where the risk of loss exceeded 10% of the Company's stockholder's equity, based on consideration of collateral value.

Receivables and allowance for doubtful accounts

Brokerage client receivables from broker-dealer clients are principally for amounts due on cash and margin transactions and are generally collateralized by securities owned by the clients. Receivables from broker-dealer clients are reported at their outstanding principal balance, adjusted for any allowance for doubtful accounts. When a broker-dealer receivable is considered to be impaired, the amount of the impairment is generally measured based on the fair value of the securities acting as collateral, which is measured based on current prices from independent sources such as listed market prices or broker-dealer price quotations. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Consolidated Statement of Financial Condition.

The Company also makes loans or pays advances to employees, primarily Financial Advisors, mainly for recruiting and retention purposes. The Company provides for an allowance for doubtful accounts based on an evaluation of the Company's ability to collect such receivables. The Company's ongoing evaluation includes the review of specific accounts of Financial Advisors no longer associated with the Company and the Company's historical collection experience. When the review of these accounts indicates that any further collection activity is highly unlikely, the loans are written off and the corresponding allowance for doubtful accounts is reversed.

Securities borrowed and securities loaned

Securities borrowed and Securities loaned transactions are reported as collateralized financings and recorded at the amount of collateral advanced or received. Securities borrowed transactions generally require the Company to deposit cash with the lender. With respect to securities loaned, the Company generally receives collateral in the form of cash in an amount in excess of the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded, as necessary.

Property and equipment

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of assets is provided using the straight-line method for financial reporting purposes over the estimated useful lives of the assets, which range from two to seven years for software; two to five years for furniture, fixtures and equipment; and 10 to 31 years for buildings, building improvements and land improvements. Leasehold improvements are amortized using the straight-line method over the remaining lease term.

Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized.

Exchange memberships

Exchange memberships are carried at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. The memberships, carried at $279,000, are included in Prepaid expenses and other assets and had an aggregate estimated fair value of $2,235,000 at September 30, 2008.

Securities sold under agreements to repurchase

The Company has sold securities which it is under agreements to repurchase (repurchase agreements) at a future date. Transactions involving repurchase agreements are accounted for as collateralized financing. These transactions are carried at contractual amounts plus accrued interest. Included in Securities sold under agreements to repurchase are repurchase agreements with a fair value of $42,728,000 at September 30, 2008 used to finance trading securities as part of an economic hedging strategy.

Leases

The Company leases office space and equipment under operating leases. The lease term commences on the earlier of the date when the Company becomes legally obligated for the rent payments or the date on which the Company takes possession of the property. For tenant improvement allowances and rent holidays, the Company records a deferred rent liability in Other liabilities in the Consolidated Statement of Financial Condition and amortizes the deferred rent over the lease term.

Income taxes

The results of operations of the Company are included in the consolidated income tax returns of RJF. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109, as interpreted by Financial Accounting Standards Interpretation ("FIN") No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Variations in the actual outcome of these future tax consequences could materially impact the Company's financial position, results of operations, or cash flows. The Company recognizes the accrual of interest and penalties related to income tax matters in interest expense and other expense, respectively. See Note 9 of the Notes to Consolidated Statement of Financial Condition for further information on the Company's income taxes.

In June 2006, the Financial Accounting Standards Board ("FASB") issued FIN 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109. FIN 48 establishes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, evaluation of income tax benefits is a two-step process. First, income tax benefits can be recognized in financial statements for a tax position if it is considered "more likely than not" (as defined in SFAS 5, "Accounting for Contingencies") of being sustained on audit based solely on the technical merits of the income tax position. Second, if the recognition criteria are met, the amount of income tax benefits to be recognized is measured based on the largest income tax benefit that is more than 50 percent likely to be realized on ultimate resolution of the tax position. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted the provisions of FIN 48 on October 1, 2007. See Note 9 of the Notes to Consolidated Statement of Financial Condition for information regarding the impact the adoption of FIN 48 had on the Company's financial statements.

Stock compensation

Select employees participate in various RJF incentive stock option and restricted stock plans which provide for the issuance of RJF common stock. Stock-based compensation expense is calculated in accordance with the fair value provisions of SFAS No. 123(R), "Share-Based Payment" pronouncement and amounts are allocated by RJF to the Company.

Foreign currency translation

The Company consolidates its foreign subsidiaries. The statement of financial condition of the subsidiaries are translated at exchange rates as of the period end. The gains or losses resulting from translating the foreign currency statement of financial condition into U.S. dollars are included in shareholder's equity as a component of Accumulated other comprehensive income.

Commitments and contingencies

The Company recognizes liabilities for contingencies when there is an exposure that, when fully analyzed, indicates it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. When a range of probable loss can be estimated, the Company accrues the most likely amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range.

Management estimates and assumptions

The preparation of the Consolidated Statement of Financial Condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Statement of Financial Condition. Actual results could differ from those estimates and could have a material impact on the Consolidated Statement of Financial Condition.

NOTE 3 - RECEIVABLES AND PAYABLES:

Receivables from brokerage clients (in thousands):

Receivables from brokerage clients include amounts arising from normal cash and margin transactions as well as fees receivable. Margin receivables are collateralized by securities owned by brokerage clients. Such collateral is not reflected in the accompanying Consolidated Statement of Financial Condition. The amount receivable from clients at September 30, 2008 is as follows:

Brokerage client receivables	$ 1,572,128
Allowance for doubtful accounts	(3,173)
Brokerage client receivables, net	$ 1,568,955

Payables to brokerage clients (in thousands):

Payables to brokerage clients include brokerage client funds on deposit awaiting reinvestment. The Company pays interest at varying rates for qualifying client funds on deposit. The amount payable to clients at September 30, 2008 is as follows:

Interest bearing	$ 4,770,640
Non-interest bearing	388,809
Total brokerage client payables	$ 5,159,449

Receivables from brokers, dealers and clearing organizations (in thousands):

Securities failed to deliver	$ 130,497
Interest and other	23,184
Total receivables	$ 153,681

Payables to brokers, dealers and clearing organizations (in thousands):

Securities failed to receive	$ 199,426
Open transactions, net	11,443
Interest and other	11,489
Total payables	$ 222,358

Fails to deliver represent receivables for securities sold that have not been delivered by the Company for which settlement date has passed. Fails to receive represent payables for securities purchased that have not been received by the Company for which settlement date has passed.

Open transactions, net (in thousands):

Amounts receivable and payable for securities that have not reached the contractual settlement dates are recorded net on the Consolidated Statement of Financial Condition and are included in receivables from or payables to brokers, dealers and clearing organizations as open transactions as follows:

Receivables for securities sold	$ 6,264
Payables for securities purchased	(17,707)
Open transactions, net	$ (11,443)

Receivables from employees (in thousands):

The Company makes loans or pays advances to employees, primarily Financial Advisors, mainly for recruiting and retention purposes. The amounts receivable from employees at September 30, 2008 is included in Other receivables as follows:

Employee receivables	$ 143,761
Allowance for doubtful accounts	(1,302)
Employee receivables, net	$ 142,459

NOTE 4 - RELATED PARTY TRANSACTIONS:

Pursuant to formal clearing agreements, the Company clears trades for RJFS and other affiliated entities. The Company confirms securities trades, processes securities movements, records transactions with clients in its accounts and collects commissions and fees on behalf of such affiliates.

The Company participates with its Parent and affiliates in certain expense sharing agreements. Receivable from affiliates of $6,378,000 at September 30, 2008, which is included in Other receivables, and Payable to affiliates of $134,016,000 at September 30, 2008, reflect amounts receivable and payable for these related party transactions. Included in Payables to affiliates at September 30, 2008, is $80,145,000 in loans made to the Company by RJF for purposes of facilitating the Company's management of excess cash of its Parent. RJF loans money to the Company where it is invested on behalf of RJF in conjunction with the Company's normal proprietary cash investing activities.

NOTE 5 - SECURITIES OWNED AND TRADING ACCOUNT SECURITIES SOLD, NOT YET PURCHASED (in thousands):

Marketable Securities owned and Trading account securities sold, not yet purchased, are valued at fair value. Securities not readily marketable are valued at fair value as determined by the Company's management. The valuation is based upon consideration of available information, including types of securities, current financial information, restrictions on dispositions and market values of underlying securities.

	Securities owned, at fair value	Trading account securities sold, not yet purchased, at fair value
Marketable:		
Equity securities	$ 24,535	$ 19,648
Municipal obligations	94,291	79
Corporate obligations	33,404	-
U.S. Government obligations	22,243	81,889
Agency obligations	60,950	25
Other securities	970	-
Non-marketable	3,930	-
Total	$ 240,323	$ 101,641

Mortgage backed securities of $70,071,000 at September 30, 2008 are included in Corporate obligations and Agency obligations in the table above. Mortgage backed securities sold but not yet purchased of $25,000 at September 30, 2008 are included in Agency obligations in the table above. As of September 30, 2008 auction rate securities totaling $16,754,000 are included in Municipal Obligations in the table above. There are no auction rate securities sold but not yet purchased as of September 30, 2008. As of September 30, 2008 these securities were carried at par, which is management's estimate of fair value. Subsequent to September 30, 2008, approximately $2,932,000 of these securities were redeemed at par. The Company believes most of the remainder of these securities will be redeemed at par, within a reasonable time period, by virtue of call provisions, as issuers refinance their bonds to reduce the higher levels of debt service resulting from recent failed auctions.

NOTE 6 - PROPERTY AND EQUIPMENT (in thousands):

Land	$ 8,406
Buildings, building improvements, land improvements, and leasehold improvements	138,356
Furniture, fixtures, and equipment	114,585
Software	46,057
	307,404
Less:	
Accumulated depreciation and amortization	(150,044)
	$ 157,360

NOTE 7 - BORROWINGS:

Loans payable of $62,224,000 represents a mortgage note payable related to the financing of the Company's home office complex. The mortgage note is guaranteed by the Parent. The mortgage requires monthly principal and interest payments of $530,000. The mortgage bears interest at 5.70% and is secured by land, buildings and improvements with a net book value of $67,839,000 at September 30, 2008.

Principal maturities under this mortgage note payable for the succeeding fiscal years (in thousands):

Fiscal 2009	$ 2,891
Fiscal 2010	3,060
Fiscal 2011	3,240
Fiscal 2012	3,429
Fiscal 2013	3,630
Thereafter	45,974
Total	$ 62,224

The Company maintains a committed secured line of credit for $50,000,000 and uncommitted lines of credit aggregating $435,100,000 ($235,100,000 secured and $200,000,000 unsecured) with commercial banks. The interest rates for these lines of credit are variable and are based on the Fed Funds rate. The interest rate on borrowings ranged from 2.00% to 7.75% in fiscal 2008. The Company's committed line of credit is subject to a 0.15% per annum facilities fee. There were no secured or unsecured short-term borrowings outstanding at September 30, 2008. Loans on the secured committed and uncommitted lines of credit are collateralized by Company owned and/or client margin securities, as permitted by regulatory requirements. Subsequent to September 30, 2008, $50,000,000 of the uncommitted, unsecured lines of credit were canceled. Lenders are under no obligation to lend to the Company under uncommitted lines.

The Company maintains a committed secured tri-party repurchase agreement line of credit for $100,000,000, of which $80,000,000 was outstanding at September 30, 2008, and is included in Securities sold under agreements to repurchase, and an uncommitted secured tri-party repurchase agreement line of credit for $600,000,000. The Company also maintains uncommitted secured tri-party repurchase agreement lines of credit with related parties aggregating $360,000,000. Under these agreements, the Company pledges certain of its trading inventory as collateral against borrowings on these lines. The required market value of the collateral ranges from 102% to 125% of the cash borrowed. The Company's committed tri-party repurchase agreement line of credit is subject to a .125% per annum facility fee. These loans are collateralized by company-owned securities with a market value of $89,376,000 at September 30, 2008. The interest rates for these lines of credit are variable and are based on the Fed Funds rate. The interest rate on borrowings ranged from 1.58% to 5.25% in fiscal 2008. Shortly before the fiscal year end, the lender in the Company's $600,000,000 uncommitted secured tri-party repurchase agreement notified the Company that this facility was on hold and financing was not available until further notice, pending the completion of the lender's acquisition by a new parent.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

In the normal course of business the Company purchases and sells securities as either principal or agent on behalf of its clients. If either the client or a counterparty fails to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company acts as an intermediary between broker-dealers and other financial institutions whereby the Company borrows securities from one entity and then lends them to another. Securities borrowed and securities loaned are carried at the amounts of cash collateral advanced and received in connection with the transactions. The Company measures the market value of the securities borrowed and loaned against the cash collateral on a daily basis. The market value of securities borrowed and securities loaned was $636,922,000 and $636,922,000, respectively, at September 30, 2008. The contract value of securities borrowed and securities loaned was $635,044,000 and $638,716,000 respectively at September 30, 2008. Additional cash is obtained as necessary to ensure such transactions are adequately collateralized. If another party to the transaction fails to perform as agreed (for example, failure to deliver a security or failure to pay for a security), the Company may incur a loss if the market value of the security is different from the contract amount of the transaction.

The Company has also loaned, to broker-dealers and other financial institutions, securities owned by clients and others for which it has received cash or other collateral. The market value of securities loaned was $56,034,000 at September 30, 2008. The contract value of securities loaned was $53,757,000 at September 30, 2008. If a borrowing institution or broker-dealer does not return a security, the Company may be obligated to purchase the security in order to return it to the owner. In such circumstances, the Company may incur a loss equal to the amount by which the market value of the security on the date of non-performance exceeds the value of the collateral received from the broker-dealer or financial institution.

The Company has sold securities that it does not currently own and will, therefore, be obligated to purchase such securities at a future date. The Company has recorded a liability of $101,641,000 at September 30, 2008 which represents the market value of the securities at such date. The Company is subject to loss if the market price of those securities increases. These positions include government obligations and equity securities utilized to economically hedge proprietary inventory positions. At September 30, 2008, the Company had $82,508,000 in short government and agency obligations and $14,473,000 in short equity securities which represented economical hedge positions.

The Company enters into security transactions on behalf of its clients and other brokers involving forward settlement. Forward contracts provide for the delayed delivery of the underlying instrument. The Company has entered into transactions with a contract value of $1,718,119,000 and a market value of $1,707,381,000 as of September 30, 2008. The contractual amounts related to these financial instruments reflect the volume and activity but do not reflect the amounts at risk. The gain or loss on these transactions is recognized on a trade date basis. Transactions involving future settlement give rise to market risk, which represents the potential loss that can be caused by a change in the market value of a particular financial instrument. The Company's exposure to market risk is determined by a number of factors, including the duration, the size, composition and diversification of positions held, the absolute and relative levels of interest rates, and market volatility. The credit risk for these transactions is limited to the unrealized market valuation gains recorded in the Consolidated Statement of Financial Condition.

The majority of the Company's transactions, and consequently, the concentration of its credit exposure are with clients, broker-dealers and other financial institutions in the United States of America. These activities primarily involve collateralized arrangements and may result in credit exposure in the event that the counterparty fails to meet its contractual obligations. The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the counterparties' financial condition and credit ratings. The Company monitors collateral levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in collateral levels as appropriate.

NOTE 9 - FEDERAL AND STATE INCOME TAXES (in thousands):

The major deferred tax asset (liability) items, as computed under SFAS 109, are as follows:

Deferred tax assets:	
Capital expenditures	$ 20,986
Accrued expenses	15,003
Other	2,374
Total deferred tax assets	38,363
Deferred tax liabilities:	
Deferred compensation	(4,112)
Accelerated depreciation	(20,700)
Total deferred tax liabilities	(24,812)
Net deferred tax assets	$ 13,551

The Company has recorded a deferred tax asset at September 30, 2008. No valuation allowance as defined by SFAS No. 109 is required at September 30, 2008 as management believes it is more likely than not that the deferred tax asset is realizable.

FIN 48

The Company adopted the provisions of FIN 48 on October 1, 2007. The impact of the adoption of FIN 48 resulted in a decrease to beginning retained earnings and an increase to the liability for unrecognized tax benefits of approximately $663,000.

The total amount of gross unrecognized tax benefits as of the date of adoption was approximately $941,000. Of this total, approximately $663,000 (net of the federal benefit on state issues) represents the amount of unrecognized tax benefits that, if recognized, would favorably affect the effective tax rate in future periods. At September 30, 2008 our liability for unrecognized tax benefits increased to $954,000 and the amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate for income from continuing operations increased to $705,000.

The Company is included in the consolidated income tax returns of RJF in the U.S. federal jurisdiction and various consolidated states. It also files separate income tax returns in various states and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examination by tax authorities for years prior to 2008 for federal tax returns and 2004 for state and local tax returns. During the second quarter, the Company settled the Limited Issue Focused Examinations by the Internal Revenue Service for fiscal years 2005 and 2006. During the fourth quarter, the fiscal year 2007 federal income tax return examined under the IRS Compliance Assurance Program was accepted as filed. The 2008 federal income tax return is currently being

examined under the IRS Compliance Assurance Program. This program accelerates the examination of key issues in an attempt to resolve them before the tax return is filed. Certain state and local returns are also currently under various stages of audit. The 2008 IRS audit and state audits in process are expected to be completed in fiscal year ending 2009. It is anticipated that the unrecognized tax benefits may decrease by an estimated $48,000 over the next 12 months.

NOTE 10 - NET CAPITAL REQUIREMENTS:

As a registered broker-dealer the Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company, a member firm of the New York Stock Exchange, Inc. ("NYSE") and Financial Industry Regulatory Authority ("FINRA") is also subject to the rules of FINRA, whose requirements are substantially the same. Rule 15c3-1 requires aggregate indebtedness, as defined, not exceed 15 times net capital, as defined. Rule 15c3-1 also provides for an "alternate net capital requirement" which the Company has elected. It requires that the minimum net capital, as defined, be equal to the greater of $250,000 or two percent of aggregate debit items arising from client transactions. FINRA may require a member firm to reduce its business if its net capital is less than four percent of aggregate debit items and may prohibit a member firm from expanding its business and declaring dividends if its net capital is less than five percent of aggregate debit items. At September 30, 2008, the Company's percentage was 18.32% as compared with the minimum two percent, and net capital, as defined, was $303,192,000 as compared with minimum required net capital of $33,096,000, resulting in excess net capital of $270,096,000.

At September 30, 2008, the Company's deposit requirement for the proprietary accounts of introducing brokers was $342,000.

NOTE 11 - EMPLOYEE BENEFIT PLANS:

The Company participates in various qualified and non-qualified savings, incentive and stock plans of RJF along with other affiliated companies. RJF allocates the cost of providing these plans to the Company based on the profitability of the Company. The qualified plans include profit sharing, employee stock ownership, 401(k), employee stock purchase and incentive stock options plans. The profit sharing plan and employee stock ownership plan provide certain death, disability or retirement benefits for all employees who meet certain service requirements. The plans are noncontributory. Contributions by RJF, if any, are determined annually by RJF's Board of Director's on a discretionary basis. The profit sharing plan and employee stock ownership plan benefits become fully vested after six years of qualified service. The 401(k) plan provides for the Company to match 100% of the first $500 of compensation and 50% of the next $500 of compensation contributed by each participant annually. The employee stock purchase plan allows employees to purchase shares of RJF common stock on four specified dates throughout the year at a 15% discount from market value, subject to certain limitations. As approved by the RJF Board of Directors, the incentive stock option plans grant options on RJF stock to key management employees and Financial Advisors of the Company. Non-qualified plans, available to only select employees, include deferred long-term incentive compensation, restricted stock, stock bonus, stock options and employee investment funds.

NOTE 12 - COLLATERAL:

The Company has accepted collateral with the following approximate market value at September 30, 2008 in which the Company is permitted to sell or repledge:

Sources of collateral (in thousands):

Securities purchased under agreements to resell $	76,585
Securities received in securities borrowed vs. cash transactions	640,068
Collateral received for margin loans	1,448,858
Total $	2,165,511

At September 30, 2008, certain collateral was sold or repledged. The approximate market values of this portion of collateral sold or repledged by the Company were:

Uses of collateral and trading securities (in thousands):

Securities purchased under agreements to resell $	76,585
Securities received in securities borrowed vs. cash transactions	599,562
Collateral received for margin loans	210,003
Total $	886,150

The Company utilizes client marginable securities to satisfy deposits with clearing organizations. At September 30, 2008, the Company had client margin securities valued at $210,003,000 pledged with a clearing organization to meet the point in time requirement of $139,879,000.

NOTE 13 - COMMITMENTS AND CONTINGENCIES:

Long-term lease agreements expire at various times from 2009 through 2018.

Minimum annual rentals under such agreements for the succeeding fiscal years are approximately (in thousands):

Fiscal 2009 $	23,357
Fiscal 2010	21,496
Fiscal 2011	18,481
Fiscal 2012	16,226
Fiscal 2013	12,038
Thereafter	29,084
Total $	120,682

Certain leases contain rent holidays, leasehold improvement incentives, renewal options and escalation clauses.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such commitments that were open at September 30, 2008 and were subsequently settled had no material effect on the Consolidated Statement of Financial Condition as of that date.

As a result of the extensive regulation of the securities industry, the Company is subject to regular reviews and inspections by regulatory authorities and self-regulatory organizations, which can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censure to fines and, in serious cases, temporary or permanent suspension from business. In addition, from time to time, regulatory agencies and self-regulatory organizations institute investigations into industry practices, which can also result in the imposition of such sanctions.

In connection with auction rate securities ("ARS"), the Company has been subject to ongoing examinations, with which it is cooperating fully, by the Securities and Exchange Commission ("SEC"), the New York Attorney General's Office and Florida's Office of Financial Regulation. The Company is also named in a class action similar to that filed against a number of brokerage firms alleging various securities law violations, which it is vigorously defending.

Several large banks and brokerage firms, most of who were the primary underwriters of and supported the auctions for, ARS have announced agreements, usually as part of a regulatory settlement, to repurchase ARS at par from some of their clients. Other brokerage firms have entered into similar agreements. The Company, in conjunction with other industry participants is actively seeking a solution to ARS' illiquidity. This includes issuers restructuring and refinancing the ARS, which has met with some success. Should these restructurings and refinancings continue, then clients' holdings could be reduced further, however, there can be no assurance these events will continue. If the Company were to consider resolving pending claims, inquiries or investigations by offering to repurchase all or some portion of these ARS from certain clients, it would have to have sufficient regulatory capital and cash or borrowing power to do so, and at present it does not have such capacity. Further, if such repurchases were made at par value there could be a market loss if the underlying securities' value is less than par and any such loss could adversely affect the results of operations.

The Company is a defendant or co-defendant in various lawsuits and arbitrations incidental to its securities business. The Company is contesting the allegations in these cases and believes that there are meritorious defenses in each of these lawsuits and arbitrations. In view of the number and diversity of claims against the Company, the number of jurisdictions in which litigation is pending and the inherent difficulty of predicting the outcome of litigation and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or other claims will be. In the opinion of the Company's management, based on currently available information, review with outside legal counsel, and consideration of amounts provided for in the accompanying Statement of Financial Condition with respect to these matters, the ultimate resolution of these matters will not result in a material adverse impact on the Company's financial position or results of operations. However, resolution of one or more of these matters may have a material effect on the results of operations in any future period, depending upon the ultimate resolution of those matters and upon the level of income for such period.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 and CFTC Regulation 1.16

The Board of Directors
Raymond James & Associates, Inc.:

In planning and performing our audit of the consolidated financial statements of Raymond James & Associates, Inc. and subsidiaries (a wholly owned subsidiary of Raymond James Financial, Inc.) (the Company), for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);

(2) Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

(3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(4) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

(1) The periodic computations of minimum financial requirements pursuant to Regulation 1.17.

Since the Company does not carry commodities accounts for customers, we did not review the practices and procedures followed by the Company in any of the following:

(2) Making the daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder and the segregation of funds based upon such computations; and

(3) Performing the daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

KPMG

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at September 30, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and Regulation 1.16 under the CFTC in their regulation of registered broker-dealers and future commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2008
Certified Public Accountants

END